Exhibit 99.1

ASX ANNOUNCEMENT

30 September 2013

Patent Re-Examination Certificate Issued

Patent Claims Reaffirmed by USPTO

Melbourne, Australia; 30 September 2013: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that it has received an ExParte Re-Examination Certificate from the United States Patent and Trademark Office (“USPTO”) (the “Certificate”).  The Certificate relates to the request for ex parte re-examination of claims 1-18 and 26-32 of the Company’s U.S. Patent No. 5,612,179 (the ‘179 patent) based upon a submission by Merial L.L.C. of Duluth, Georgia, as announced by the Company on 19 April 2013.

In the Certificate, the USPTO confirms that as a result of the re-examination the USPTO has determined that the patentability of claims 1-18 and 26-32 is confirmed and no amendments have been made to the ‘179 patent.

“Once again, the successful resolution of this, the third re-examination of one of our key patents, reinforces the strength of the Company’s non-coding patent portfolio”, said GTG Chief Executive Officer, Ms. Alison Mew.  “With the removal of what some potential licensees have apparently used as a reason to delay settlement discussions, we hope that such negotiations will now resume in earnest, with further licenses to our technology then being granted”, Ms. Mew said.

However, the Company notes that on 5 September 2013, Merial filed yet another request with the USPTO for re-examination of the ‘179 patent.  This request for re-examination is currently under review by the USPTO.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson

VP, Global Licensing and Intellectual Property

Genetic Technologies Limited

Phone: +61 3 9553 8603

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

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Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040